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A#517-2004



UN
SECURITIES AN[D]
Washing...., .-. ---

04018420

# ANNUAL AUDITED REPORT
## FORM X-17A-5(A)
## PART III

SEC FILE NUMBER

B- 52741

### FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

RECEIVED MAY 1 3 2004 181

REPORT FOR THE PERIOD BEGINNING ___01/01/2003___ AND ENDING ___12/31/2003___

MM/DD/YY                                                         MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:  Tiche Capital Strategies LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

437 Grant Street, Ste 421

(No. and Street)

Pittsburgh          PA                                   15219

(City)                        (State)                          (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bradley D. Tiche   (412) 261-4500

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Small, O'Connor & Pagano, CPA

(Name – if individual, state last, first, middle name)

800 Vinial Street, Ste 412, Pittsburgh PA 15212

(Address)                    (City)                    (State)           (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 1 9 2004
THOMSON
FINANCIAL

### FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, __Bradley D. Tiche__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Tiche Capital Strategies LLC__ , as of __December 31__ , 20 __03__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
President
Title

_____
Notary Public

NOTARIAL SEAL
BARRY E. WOOD, NOTARY PUBLIC
CITY OF PITTSBURGH, ALLEGHENY COUNTY
MY COMMISSION EXPIRES APRIL 3, 2007

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Tiche Capital Strategies, LLC
Pittsburgh, Pennsylvania
Financial Statements and
Independent Auditors' Report

December 31, 2003 and 2002

# Tiche Capital Strategies, LLC

## Table of Contents

# Tiche Capital Strategies, LLC

## Table of Contents continued

# Small, O'Connor & Pagano
## Certified Public Accountants & Consultants

800 Vinial Street • Suite 412 • Pittsburgh, Pennsylvania 15212
Tel. 412/231-6422 • Fax 412/231-1696 • E-mail: sopcpas@oconnor-pagano.com

### Independent Auditors' Report

Mr. Bradley D. Tiche, President
Tiche Capital Strategies, LLC
Pittsburgh, Pennsylvania

We have audited the accompanying statements of financial condition of Tiche Capital Strategies, LLC. as of December 31, 2003 and the related statements of income, changes in member's equity, and cash flows for the years then ended required to be filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Tiche Capital Strategies, LLC for the year ended December 31, 2002 were audited by other auditors whose report dated February 7, 2003, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tiche Capital Strategies, LLC as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Pittsburgh, Pennsylvania
May 1, 2004

# Tiche Capital Strategies, LLC

## Statements of Financial Condition
### December 31, 2003 and 2002

|  | 2,003 | 2,002 |
|---|---|---|
| **Assets:** |  |  |
| Cash - Operating | $ 5,595 | $ 16,242 |
| Cash - Reserve | 11,171 | 10,158 |
| Commissions Receivable | 20,221 | 16,081 |
| Accounts Receivable - Other | 2,375 | - |
| Employee Advances | 2,273 | 4,836 |
| Prepaid Expenses | - | 5,930 |
| Organization Costs, Net of Amortization | 13,501 | 14,675 |
| **Total Assets** | $ 55,136 | $ 67,922 |
|  |  |  |
| **Liabilities:** |  |  |
| Accounts Payable | $ 6,695 | $ 7,098 |
| Allowance for Contingent Liability | - | 11,021 |
| Commissions Payable | 6,127 | 7,033 |
| Accrued Expenses | 4,800 | - |
| Payroll Taxes Payable | 1,721 | 1,278 |
| Other Current Liabilities | 870 | - |
| **Total Liabilities** | 20,213 | 26,430 |
|  |  |  |
| **Member's Equity** |  |  |
| Retained Earnings | (26,341) | (49,372) |
| Contributed Capital | 61,264 | 90,864 |
| **Total Member's Equity** | 34,923 | 41,492 |
|  |  |  |
| **Total Liabilities and Member's Equity** | $ 55,136 | $ 67,922 |

The accompanying notes are an integral part of these financial statements.

# Tiche Capital Strategies, LLC

## Statements of Income
### For the Years Ended December 31, 2003 and 2002

|  | 2,003 | 2,002 |
|---|---|---|
| **Income:** | | |
| Gross Commissions | $ 383,017 | $ 458,936 |
| **Total Income** | 383,017 | 458,936 |
| | | |
| **Expenses:** | | |
| Commissions | 165,440 | 192,168 |
| Clearing Costs | 32,857 | 55,250 |
| Extension and Cancellation Costs | 560 | 1,960 |
| Payroll Taxes | 13,983 | 15,435 |
| Licenses and Permits | 951 | 2,536 |
| Dues and Subscriptions | 3,436 | 806 |
| Filing Fees | 3,339 | 4,942 |
| Accounting Fees | 4,800 | 10,830 |
| Management Fee Expense | 110,000 | 165,000 |
| Insurance | 3,759 | 2,681 |
| State Registration Fees | 3,795 | 7,436 |
| Regulatory and Compliance Expense | 1,250 | 7,455 |
| Trading Expense | 6,826 | 5,245 |
| Payroll Processing Fees | 993 | 1,579 |
| Bank Service Charges | 140 | 306 |
| Amortization | 1,174 | 1,174 |
| Miscellaneous Expense | 6,683 | 787 |
| **Total Expenses** | 359,986 | 475,590 |
| | | |
| **Net Profit (Loss) for Year** | $ 23,031 | $ (16,654) |

The accompanying notes are an integral part of these financial statements

# Tiche Capital Strategies, LLC

## Statements of Changes in Member's Equity
### For the Years Ended December 31, 2003 and 2002

| | Contributed Capital | Retained Earnings (Deficit) | Total 2,003 | Total 2,002 |
|---|---|---|---|---|
| Balances at Beginning of Year | $ 90,864 | $ (49,372) | $ 41,492 | $ 48,146 |
| Net Profit for the Year | - | 23,031 | 23,031 | (16,654) |
| Member's Equity Withdrawa | (29,600) | - | (29,600) | 10,000 |
| Balances at End of Year | $ 61,264 | $ (26,341) | $ 34,923 | $ 41,492 |

The accompanying notes are an integral part of these financial statements.

## Tiche Capital Strategies, LLC

### Statements of Cash Flows
### For the Years Ended December 31, 2003 and 2002

|  | 2,003 | 2,002 |
|---|---|---|
| **Cash Flows from Operating Activities:** | | |
| Net Profit (Loss) | $ 23,031 | $ (16,654) |
| Adjustments to Reconcile Changes in Net Profits | | |
| (Loss) to Net Cash (Used in) Operating Activities: | | |
| Amortization | 1,174 | 1,174 |
| (Increase) Decrease in Accounts Receivable | 6,513 | 26,734 |
| (Increase) Decrease in Other Assets | (7,479) | (1,676) |
| Increase (Decrease) in Current Liabilities | (4,286) | (12,193) |
| Net Cash Provided by (Used in) Operating Activities | 18,953 | (2,615) |
| | | |
| **Cash Flows fromFinancing Activities:** | | |
| Capital Contributed/Withdrawn | (29,600) | 10,000 |
| Net Cash Provided by (Used in) Financing Activities | (29,600) | 10,000 |
| | | |
| Net Increase (Decrease) in Cash | (10,647) | 7,385 |
| | | |
| **Cash at Beginning of Year** | 16,242 | 8,857 |
| | | |
| **Cash at End of Year** | $ 5,595 | $ 16,242 |
| | | |
| Supplemental Disclosures of Cash Flow Information: | | |
| Cash Paid During the Year for: | | |
| Interest Paid | $ - | $ - |
| Income Taxes | - | - |

The accompanying notes are an integral part of these financial statements.

Tiche Capital Strategies, LLC

Notes to Financial Statements
December 31, 2003 and 2002

## 1. Summary of Significant Accounting Policies

This summary of significant accounting policies is presented to assist the reader in understanding and evaluating the financial statements of Tiche Capital Strategies, LLC.

Tiche Capital Strategies, LLC, operates in Pittsburgh, Pennsylvania and is a broker-dealer registered with Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). They provide brokerage services to a variety of customers in the continental United States. The Company is a limited liability company.

Allowance for Contingent Liability: The allowance for contingent liability is revenue not yet recognized on the sales of variable and fixed annuities. That is because there is a 20 day recision period on each sale, which allows the customer to cancel their purchase up to that point. After the recision period ends, the revenue is then recognized as income.

Securities Transaction: Proprietary securities transactions in regular way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expense reported on a trade date basis.

Income Taxes: Income taxes have not been provided for the 2003 tax year, because the shareholder elected to be treated as a small business corporation for income tax purposes as provided by in section 1372(a) of the Internal Revenue Code. As such, the Company's income or loss and credits are passed to the sole member and combined with his other personal income and deductions to determine taxable income on his individual tax return.

Commissions: Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

## Tiche Capital Strategies, LLC

Notes to Financial Statements
December 31, 2003 and 2002

### 2. Organization Costs

Tiche Capital Strategies, LLC, incurred organization costs in the form of attorney fees, various registrations and licenses at the inception of the Company. These costs are carried as other assets and are being amortized ratably over 15 years.

### 3. Use Of Estimates In The Preparation Of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reporting amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

### 4. Party Related Transactions

The company purchases management services from an affiliated company in which the sole member of Tiche Capital strategies, LLC is the sole shareholder of said affiliate. The management fees paid to the affiliate in 2003 were $110,000. The services included in this management fee were as follows:

- All administrative payroll related costs.
- Occupancy costs (rent, utilities, repairs, etc.).
- Office and administrative expenses.
- Insurance.
- Telephone expenses.
- Technology.
- Promotional expenses.
- Licensing expenses.

5. **Concentrations of Credit Risk**

The Company is engaged in various trading and brokerage activities involving primarily the equity markets. The company could be exposed to risks due to potential volatility of these markets.

# Small, O'Connor & Pagano

## Certified Public Accountants & Consultants

800 Vinial Street • Suite 412 • Pittsburgh, Pennsylvania 15212
Tel. 412/231-6422 • Fax 412/231-1696 • E-mail: sopcpas@oconnor-pagano.com

Independent Auditors' Report
on Supplementary Information
Required by Rule 17a-5 of the Securities
And Exchange Commission

Mr. Bradley D. Tiche, President
Tiche Capital Strategies, LLC
Pittsburgh, Pennsylvania

Our report on our audit of the basic financial statements of Tiche Capital Strategies, LLC for the year ended December 31, 2003 appears in the Independent Auditors' Report. We conducted our audit in accordance with auditing standards generally accepted in the United States of America for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules of supplementary information are presented for purposes of additional analysis and is not required part of the basic financial statement, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pittsburgh, Pennsylvania

May 1, 2004

# Tiche Capital Strategies, LLC

## Computation of Net Capital
### December 31, 2003 and 2002

|  | 2,003 | 2,002 |
|---|---:|---:|
| **Assets:** | | |
| Cash | $ 5,595 | $ 16,242 |
| Commissions Receivable | 22,596 | 16,081 |
| Less Trails (Non-allowable) | (51) | (23) |
| Emmett Larkin Capital Account | 10,106 | 10,158 |
| **Total Assets** | $ 38,246 | $ 42,458 |
| | | |
| **Liabilities:** | | |
| Accounts Payable | $ 11,495 | $ 7,098 |
| Allowance for Contingent Liability | - | 11,021 |
| Commissions Payable | 6,127 | 7,033 |
| Payroll Taxes Payable | 1,949 | 1,278 |
| **Total Liabilities** | $ 19,571 | $ 26,430 |
| | | |
| Net Capital | $ 18,675 | $ 16,028 |
| Minimum Net Capital Requirement | 5,000 | 5,000 |
| | | |
| **Excess Net Capital** | $ 13,675 | $ 11,028 |

The accompanying notes are an integral part of these financial statements.

**Tiche Capital Strategies, LLC**

Computation for Determination of Reserve Requirements and Information
Relating to the Possession or Control Requirements Under Rule 15c3-3

Tiche Capital Strategies, LLC clears all transactions with and for customers on a
fully disclosed basis with clearing broker or dealer, and promptly transmits all
customer funds and securities to the clearing broker or dealer which carries all of
the accounts of such customers and maintains and preserves such books and
records. Therefore, Tiche Capital Strategies, LLC, is exempt from the Reserve
Requirements and the Information Relating to the Possession or Control
Requirements under Rule 15c3-3.

## Tiche Capital Strategies, LLC

### Reconciliation Between Audited and Un-Audited Statements
of Financial Condition Pursuant to Rule 17a-5(d)(4)

A reconciliation between audited and un-audited Statements of Financial Condition was not necessary because as of the balance sheet date, there were no material differences between the audited and un-audited Statements of Financial Condition.

Tiche Capital Strategies, LLC

Schedule of Findings and Questioned Costs
Year Ended December 31, 2003

None

**Tiche Capital Strategies, LLC**

Corrective Action Plan
Year Ended December 31, 2003

None

# Small, O'Connor & Pagano

## Certified Public Accountants & Consultants

800 Vinial Street • Suite 412 • Pittsburgh, Pennsylvania 15212
Tel. 412/231-6422 • Fax 412/231-1696 • E-mail: sopcpas@oconnor-pagano.com

Report on Compliance and on Internal Control over Financial Reporting Based
on an Audit of Financial Statements Performed in Accordance with Government
Auditing Standards Generally Accepted in the United States

Board of Directors
Tiche Capital Strategies, LLC
Pittsburgh, Pennsylvania

We have audited the financial statements of Tiche Capital Strategies, LLC, as of
and for the year ended December 31, 2003, and have issued our report thereon
dated May 1, 2004. We conducted our audit in accordance with auditing
standards generally accepted in the United States of America.

Compliance
As part of obtaining reasonable assurance about whether Tiche Capital
Strategies, LLC, financial statements are free of material misstatement, we
performed tests of its compliance with certain provisions of laws, regulations,
contracts and grants, noncompliance with which could have a direct and
material effect on the determination of financial statement amounts. However,
providing an opinion on compliance with those provisions was not an objective
of our audit and, accordingly, we do not express such an opinion. The results of
our tests disclosed no instances of noncompliance that are required to be
reported under Auditing Standards generally accepted in the United States.

Internal Control Over Financial Reporting
In planning and performing our audit, we considered Tiche Capital Strategies,
LLC, internal control over financial reporting in order to determine our auditing
procedures for the purpose of expressing our opinion on the financial statements
and not to provide assurance on the internal control over financial reporting.
Our consideration of the internal control over financial reporting would not
necessarily disclose all matters in the internal control over financial reporting
that might be material weaknesses. A material weakness is a condition in which
the design or operation of one or more of the internal control component does
not reduce to a relatively low level the risk that misstatements in amounts that

Internal Control Over Financial Reporting cont.

would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the internal control over financial reporting and its operation that we consider to be material weaknesses.

This report is intended for the information of the Board of Directors, management and federal agencies and pass-through entities.

Small, O'Connor & Pagano
Pittsburgh, Pennsylvania
May 1, 2004